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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: August, 2013

Commission File Number: 001-33900

DESWELL INDUSTRIES, INC.

(Translation of registrant’s name into English)

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande, Macao
Special Administrative Region, PRC
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

17B, Edificio Comercial Rodrigues

599 Avenida da Praia Grande

Macao, SAR, PRC

To the shareholders of Deswell Industries, Inc.:

The annual meeting of the shareholders of Deswell Industries, Inc. (“Deswell” or the “Company”) will be held at the Beekman II Room of the Intercontinental New York Barclay, located at 111 East 48th Street, New York, NY 10017, USA on September 11, 2013 at 10:00 a.m. local time for the following purposes:

1.	To elect five members of the Board of Directors to serve for the ensuing year;
2.	To approve amendments of the Company’s 2003 Stock Option Plan to increase by 900,000 shares, to a total of 3,500,000 shares, the number of shares of the Company that can be optioned and sold under the 2003 Stock Option Plan;
3.	To ratify the selection of BDO China Shu Lun Pan Certified Public Accountants LLP as the independent registered public accountants of the Company for the year ending March 31, 2014; and
4.	To consider and act upon such other business as may properly come before the annual meeting or any adjournments thereof.

Only holders of common shares, no par value per share (the “common shares”), of record at the close of business on July 26, 2013 (the “Record Date”) will be entitled to vote at the annual meeting. Regardless of your plans to attend or not attend the annual meeting, please complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the annual meeting.

By order of the Board of Directors

Chin Pang Li
Secretary

Dated: August 12, 2013

Macao, SAR, PRC

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17B, Edificio Comercial Rodrigues

599 Avenida da Praia Grande

Macao, SAR, PRC

Annual meeting at 10:00 a.m. local time on September 11, 2013

Your proxy is solicited on behalf of the Board of Directors of Deswell Industries, Inc. (“Deswell” or the “Company”) for use at the Annual Meeting of Shareholders to be held at the Beekman II Room of the Intercontinental New York Barclay, located at 111 East 48th Street, New York, NY 10017, USA on September 11, 2013 at 10:00 a.m. local time. If a proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If executed and returned but no direction is given, the shares will be voted FOR the election of each of the five (5) nominees for directors named in this proxy statement, FOR approval of the amendments to our 2003 Stock Option Plan to add an additional 900,000 shares that may be optioned and sold under the plan and FOR the approval of BDO China Shu Lun Pan Certified Public Accountants LLP as the Company’s independent registered public accountants for the year ending March 31, 2014. A proxy given by a shareholder may be revoked at any time before it is exercised by notifying the Secretary of the Company in writing of such revocation, by giving another proxy bearing a later date or by voting in person at the annual meeting.

The cost of this solicitation of proxies will be borne by the Company. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of common shares of the Company.

This proxy statement is being mailed on or about August 12, 2013 to all holders of common shares of record at the close of business on July 26, 2013.

The Company's Annual Report on Form 20-F for the year ended March 31, 2013, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the “SEC”) is available without charge from the Company by written request addressed to the attention of Mr. Herman Wong as follows:

Email:	Fax:	Mail:
hermanwong@jetcrown.net	853-28-323265	Deswell Industries, Inc. 17B, Edificio Comercial Rodrigues 599 Avenida da Praia Grande Macao, SAR, PRC

The Company's Annual Report on Form 20-F for its fiscal year ended March 31, 2013 has been posted on, and is available from, Deswell’s website at http://www.deswell.com/invest.html by selecting “Form 20-F.” The Company's Annual Report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC’s website at http://www.sec.gov.

The Company will satisfy the delivery requirements for proxy and information statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement or information statement to those shareholders in order to reduce the amount of duplicate information that shareholders receive and to lower printing and mailing costs. Additional copies may be obtained, without charge, by contacting via mail, telephone or e-mail either the Company’s

Investor Relations Representative:	or	Transfer Agent and Registrar:

Institutional Marketing Services 51 Locust Avenue, Ste. 204 New Canaan, CT 06840 Phone 203.972.9200 E-mail: jnesbett@institutionalms.com		Computershare Investor Services 330 N. Brand Blvd. Suite 701 Glendale CA 91203-2149 Phone: 818.254.3160 E-Mail: Jim.Hunter@computershare.com

In addition, proxy materials for Deswell’s 2013 Annual Meeting may be accessed and downloaded from the website maintained by Computershare at http://www.edocumentview.com/DSWL.

QUESTIONS AND ANSWERS RELATING TO THE 2013 ANNUAL MEETING

Why did I receive these materials?

Our shareholders as of the close of business on July 26, 2013, which we refer to as the “Record Date,” are entitled to vote at our annual meeting of shareholders, which will be held this year on September 11, 2013. As a shareholder, you are invited to attend the annual meeting and are requested to vote on the items of business (the “Proposals”) described in this proxy statement. We are required to distribute these proxy materials to all shareholders as of the Record Date. This proxy statement provides notice of the annual meeting of shareholders and includes information about the Proposals. The accompanying proxy card enables shareholders to vote on the matters without having to attend the annual meeting in person.

What is a proxy?

A proxy is your legal designation of another person (the “proxy”) to vote on your behalf. By completing and returning the enclosed proxy card, you are giving the Company’s Chairman of the Board and/or Chief Executive Officer and/or Chief Financial Officer the authority to vote your shares in the manner you indicate on your proxy card.

Why did I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this proxy statement, multiple proxy cards or multiple voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. If you hold some of your shares in a brokerage account and other shares in your own name, you will receive a voting instruction card from your broker for the shares the broker holds for you and a proxy card for the shares you hold in your own name. You will receive multiple proxy cards if you hold your shares in different ways (e.g., joint tenancy, trusts, and custodial accounts) or in multiple accounts.

If your shares are held by a broker, bank, trustee or other nominee (i.e., in “street name”), you will receive your proxy card or other voting information from your broker, bank, trustee or other nominee, and you should return your proxy card or cards to your broker, bank, trustee or other nominee.

Please complete, sign, date and return each proxy card and/or voting instruction card that you receive.

What is the difference between a “stockholder of record” and a “street name” holder?

These terms describe how your shares are held. If your shares are registered directly in your name with Computershare Investor Services (“Computershare”), the Company’s transfer agent, you are a “stockholder of record.” If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a “street name” holder.

How many shares must be present or represented to conduct business at the annual meeting?

The presence at the annual meeting, in person or by proxy, of the holders of not less than thirty-three and one-third percent (33⅓%) of the aggregate number of the Company’s common shares outstanding on the Record Date will constitute a quorum, permitting the conduct of business at the annual meeting. Based on 16,170,482 shares, which is the number of our common shares outstanding on July 26, 2013, the presence of holders representing at least 5,390,161 of our common shares will be required to establish a quorum for the annual meeting.

Proxies received but marked as abstentions, votes withheld and broker non-votes will be included in the calculation of the number of votes considered present at the annual meeting for purposes of establishing the presence of a quorum.

Who is entitled to vote at the annual meeting?

Only shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to participate in, the annual meeting. If you were a shareholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the annual meeting, or any postponements or adjournments of the annual meeting.

Who can attend the annual meeting?

All shareholders of record as of the close of business on July 26, 2013 may attend the annual meeting. However, seating is limited and will be on a first arrival basis.

To attend the annual meeting, please follow these instructions:

•	If you are a shareholder of record, bring proof of ownership of Deswell shares and a form of identification; or
•	If a broker or other nominee holds your shares, bring proof of ownership of Deswell shares through such broker or nominee and a form of identification.

Who will serve as Chairman of the annual meeting?

Under our Articles of Association, the Chairman of the Board of Directors serves as Chairman of our meetings of shareholders unless he is not present at the meeting, in which case our Chief Executive Officer serves as Chairman of the shareholders meeting. The “Articles of Association” of a business company like Deswell organized under the laws of the British Virgin Islands are comparable to a U.S. company’s bylaws. As Mr. Richard Pui Hon Lau, our Chairman, is not expected to be in attendance at our 2013 Annual Meeting, Mr. Franki Shing Fung Tse, Deswell’s Chief Executive Officer, will serve as Chairman at our 2013 Annual Meeting of shareholders.

How can I vote my shares in person at the annual meeting?

Shares held in your name as the shareholder of record may be voted by you in person at the annual meeting. Shares held by you beneficially in “street name” through a broker, bank or other nominee may be voted by you in person at the annual meeting only if you obtain a legal proxy from the broker, bank or other nominee that holds your shares giving you the right to vote the shares.

How can I vote my shares without attending the annual meeting?

Whether you hold shares directly as the shareholder of record or beneficially in “street name,” you may direct how your shares are voted without attending the annual meeting. If you are a shareholder of record (that is, if your shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it and it will be voted as you direct. A pre-addressed envelope is included for your use and is postage paid if mailed in the United States. If you are a shareholder of record and attend the annual meeting, you may deliver your completed proxy card in person. If you hold shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank or other nominee.

Can I vote by telephone or electronically?

If you are a shareholder of record, you may vote by telephone, or electronically through the Internet, by following the instructions included in your proxy card. If your shares are held in “street name,” please check your proxy card or voting instructions received from your broker, bank or other nominee or contact your broker, bank or other nominee to determine whether you will be able to vote by telephone or electronically and the deadline for such voting.

Can I change my vote after I return my proxy card?

Yes. If you are a shareholder of record, you may revoke or change your vote at any time before the proxy is exercised by delivering to our Secretary at the address shown at the beginning of this proxy statement a notice of revocation, or by signing a proxy card bearing a later date or by attending the annual meeting and voting in person.

For shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the annual meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the annual meeting in person and so request, although attendance at the annual meeting will not by itself revoke a previously granted proxy.

How many votes do I have?

You will be entitled to one vote for each common share of Deswell that you own as of the Record Date. As of the Record Date, we had 16,170,482 shares outstanding and eligible to vote.

Who counts the votes?

Votes will be counted and certified by the Inspector of Election, who will be an employee of Institutional Marketing Services, our investment relations firm that will be attending the annual meeting in person. If you are a shareholder of record, your signed proxy card is returned directly to Computershare for tabulation. If you hold your shares in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will return one proxy card to Computershare on behalf of its clients. Computershare will then report its tabulations of votes to our Inspector of Election, who will add them to the results of voting by shareholders attending the annual meeting in person.

What are the Board of Director’s recommendations on the Proposals to be considered at the annual meeting?

The Board of Directors’ recommendations are set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends FOR the election of directors named in this proxy statement, FOR approval of the amendments to the Company’s 2003 Stock Option Plan to increase by 900,000 shares the number of shares of the

Company that can be optioned and sold under the Company’s 2003 Stock Option Plan and FOR the ratification of the selection of BDO China Shu Lun Pan Certified Public Accountants LLP as Deswell’s independent registered public accountants for the year ending March 31, 2014.

Will shareholders be asked to vote on any other matters?

To the knowledge of the Company and its management, shareholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the annual meeting, the persons named as proxies for shareholders will vote on those matters in the manner they consider appropriate.

What vote is required to approve each Proposal?

If a quorum is present at the annual meeting:

•	Election of Directors (Proposal 1).

The affirmative vote of a plurality of the votes cast at the annual meeting is required for the election of directors (Proposal 1). A properly executed proxy marked “WITHHOLD” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although the votes represented by the proxy will be considered present at the annual meeting for purposes of determining whether there is a quorum.

•	Approval of amendments to increase by 900,000 shares the number of shares of the Company that can be optioned and sold under the Company’s 2003 Stock Option Plan (Proposal 2).

The affirmative vote of a majority of the votes cast in person or represented by proxy and entitled to vote on Proposal 2 is required for approval. Abstentions on this Proposal will have the same effect as a negative vote on the Proposal but the votes represented by the proxy will be considered present at the annual meeting for purposes of determining whether there is a quorum.

•	Ratification of selection of BDO China Shu Lun Pan Certified Public Accountants LLP as Deswell’s independent registered public accountants for the fiscal year ending March 31, 2014 (Proposal 3)

The affirmative vote of a majority of the votes cast in person or represented by proxy and entitled to vote on Proposal 3 is required for approval. Abstentions on this Proposal will have the same effect as a negative vote on the Proposal but the votes represented by the proxy will be considered present at the annual meeting for purposes of determining whether there is a quorum.

How are votes counted?

In the election of directors (Proposal 1), you may vote “FOR” all or some of the nominees or your vote may be marked “WITHHOLD” with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.

For Proposal 2 and/or Proposal 3, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you hold your shares in “street name” through a broker, bank or other nominee rather than directly in your own name, then your broker, bank or other nominee is considered the shareholder of record, and you are considered the beneficial owner of your shares. We have supplied copies of our proxy statement to the broker, bank or other nominee holding your shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares at the annual meeting. The broker, bank or other nominee that is the shareholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your shares in a brokerage account but you fail to return your voting instruction card to your broker, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. Broker non-votes are counted in determining whether a quorum is present. However, in tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered present and entitled to vote on that proposal.

If a quorum is present at the annual meeting, the five individuals receiving the highest number of votes will be elected to serve as directors. As a result, broker non-votes, will not affect the outcome of the voting on the election of directors (Proposal 1).

Similarly, if a quorum is present at the annual meeting, the approval for the amendments to increase by 900,000 shares the number of shares of the Company that can be optioned and sold under the Company’s 2003 Stock Option Plan (Proposal 2) and the ratification of the appointment of our independent auditors (Proposal 3) requires the affirmative vote of a majority of our shares present in person or represented by proxy at the annual meeting and entitled to vote on the proposals.

Because of certain rules of the New York Stock Exchange, and their interpretation, which govern when brokers may or may not vote their brokerage clients’ voting securities in the absence of instructions from the beneficial owners, brokers may not vote on Proposal 1, 2 or 3 without receiving instructions from the beneficial owners. If brokers neither receive instructions from the beneficial owners nor vote on any of the Proposals, but nevertheless return signed proxies without voting, a broker non-vote on Proposals 1, 2 and 3 would occur. That broker non-vote would count for purposes of determining the presence of a quorum at the annual meeting, but would not be voted on Proposal 1, Proposal 2 or Proposal 3.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company’s directors are elected annually to serve until the next annual general meeting of shareholders and until their successors are qualified and elected or until their death, resignation or removal. The number of directors presently authorized by the Company’s Articles of Association is not less than one or more than 12. The current number has been fixed by our directors at five.

Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the election of the nominees named below. The Company is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

Information Concerning Nominees

Information concerning the nominees based on data provided by them is set forth below.

Richard Pui Hon Lau. Mr. Lau, 68, served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987 until February 2007, at which time he retired as Chief Executive Officer. Mr. Lau remains as Chairman of the Board.

Chin Pang Li. Mr. Li, 67, has served the Company as a member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. He became Secretary of the Company in February 1995 and Chief Financial Officer in May 1995, a position which he held until March 31, 2006. As Executive Director of Manufacturing and

Administration for Plastic Operations, Mr. Li is in charge of the manufacturing and administrative operations for the Company’s plastic products. Mr. Li received his Bachelor of Science degree from Chun Yan Institute College, Taiwan in 1967.

Hung-Hum Leung. Mr. Leung, 67, has been a non-executive director of the Company and member of the Audit Committee since December 1999. Mr. Leung has over 25 years of experience in the manufacture of electronic products. Mr. Leung was the founder of Sharp Brave Holdings Ltd. (since 2007 known as China Properties Investment Holdings Limited), a Hong Kong public company listed on the Hong Kong Stock Exchange, and from 1991 to 1995 served as the Chairman of Sharp Brave Holdings Ltd. Since 1995, Mr. Leung has been an independent consultant to the electronics industry. He received his Bachelor of Science degree in Physics from the National Taiwan University in 1971.

Allen Yau-Nam Cham. Mr. Cham, 66, has been a non-executive director of the Company and member of the Audit Committee since August 2003. He has over 20 years of experience in the securities industry. He is a Certified General Accountant in Canada. He obtained his Bachelor of Science degree from St. Mary's University, Halifax, Canada, Bachelor of Engineering (Electrical) degree from Nova Scotia Technical College, Halifax, Canada and Master of Business Administration degree from the University of British Columbia, Canada.

Wing-Ki Hui. Mr. Hui, 67, has been a non-executive director of the Company and member of the Audit Committee since October 2004. Since 1995 he has been the Operation Director of the Electronic Products Division of Tomorrow International Holdings Limited, a company listed on the Hong Kong Stock Exchange engaged in manufacturing of consumer electronics and printed circuit boards. Prior to serving in this capacity, Mr. Hui was Executive Director of Sharp Brave International Holdings Limited from 1991 to 1995 and Director of Sharp Brave Electronics Co., Ltd. from 1984 to 1995. Mr. Hui possesses over 20 years of experience in the electronic manufacturing industry, and is a graduate of South East Electronic College in Hong Kong.

No family relationship exists among any of the named directors and nominees or the Company’s executive officers or key employees and no arrangement or understanding exists between any director or executive officer and any other persons pursuant to which any director or executive officer was elected as a director or appointed as an executive officer of the Company. The executive officers serve at the pleasure of the Board of Directors of the Company.

Compensation of Directors and Executive Officers

The amount of compensation (cash benefits) paid and accrued by the Company and its subsidiaries was approximately $561,000 and $1,321,000, respectively, during the year ended March 31, 2013 to all directors and to executive officers as a group for services in all service capacities. These amounts exclude amounts paid by the Company or its subsidiaries as dividends to directors and executive officers in their capacity as shareholders of the Company for the year ended March 31, 2013.

No options under the Company’s 2003 Stock Option Plan (or otherwise) were granted during the year ended March 31, 2013.

Compensation Policy for Outside Directors

Our policy is to pay directors who are not employees of the Company or any of its subsidiaries $2,000 per month for services as a director, and to reimburse directors for all reasonable expenses incurred in connection with their services as a director and member of Board committees.

Independence of Directors

The Board has determined that Messrs. Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui are each “independent” within the meaning of Rule 5605(a) (2) of the NASDAQ Marketplace Rules.

Audit Committee

The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company’s auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company’s independent accountants, consults on the adequacy of the Company’s internal controls and accounting procedures and reviews and approves financial statements and reports. Deswell’s audit committee consists of Messrs. Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui, each of whom is an independent director within the meaning of that term under The Nasdaq Stock Market Rules. Mr. Allen Yau-Nam Cham currently acts as the Chairman of the Audit Committee.

Deswell’s Board of Directors has determined that at least one person serving on the Audit Committee is an “audit committee financial expert” as defined under Item 16A(b) of Form 20-F promulgated by the SEC, which person is Mr. Allen Yau-Nam Cham.

Other Committees; Nasdaq Compliance

Various corporate governance practices required of U.S. domestic public companies with securities listed on The Nasdaq Stock Market are not required of foreign private issuers such as Deswell if such issuers follow their home country practice. Of the corporate governance practices required under NASDAQ’s MarketPlace Rules of U.S. domestic public companies, Deswell follows home country practices and does not have a compensation committee or a nominating committee consisting of independent directors; does not have nominees to its board selected or recommended by a majority of its independent directors; does not have the compensation of its Chief Executive Officer and other executive officers determined or recommended to the board by a majority of its independent directors; and Deswell’s independent directors do not meet in executive session. For a further discussion of how our SEC reporting and corporate governance practices differ from those applicable to US domestic issuers and US NASDAQ-listed companies, see "Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors" beginning on page 18 in the Risk Factors section of Item 4 of our Annual Report on Form 20-F for the year ended March 31, 2013 and under the heading “Other Committees; NASDAQ Compliance” beginning on page 42 of that Report.

Certain Related Party Transactions

Deswell had no transactions of the kind specified in Item 7.B. of Form 20-F from April 1, 2012 through the Record Date.

Control of the Company

The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of July 26, 2013, the beneficial ownership of the Company's common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each member of the Board of Directors and of Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Number of shares beneficially owned(1)
Name of beneficial owner or identity of group	Amount		Percent
Richard Pui Hon Lau	1,916,045	(2)	11.6
Chin Pang Li	1,720,750	(3)	10.4
Franki Shing Fung Tse	201,000	(4)	1.2
Herman Wong Chi Wah	50,000	(5)	*
Hung-Hum Leung	—		—
Allen Yau-Nam Cham	—		—
Wing-Ki Hui	—		—

__________

* Less than 1%.

(1)	Based on 16,170,482 shares outstanding on July 26, 2013. In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Consists of 1,521,045 shares held of record by Mr. Lau and options to purchase 395,000 shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at a weighted average exercise price of $8.32 per share, with terms expiring from September 30, 2013 to March 7, 2022.
(3)	Consists of 1,310,750 shares held of record by Mr. Li and options to purchase 410,000 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at a weighted average exercise price of $8.09 per share, with terms expiring from September 30, 2013 to March 7, 2022.
(4)	Consists of 171,000 shares held of record by Mr. Tse and options to purchase 30,000 shares granted to Mr. Tse, the Company’s Chief Executive Officer, under the Company’s stock option plans. Mr. Tse’s options are exercisable at a weighted average exercise price of $5.71 per share, with terms expiring from January 20, 2018 to March 7, 2022.
(5)	Consists of 30,000 shares held of record by Mr. Wong and options to purchase 20,000 shares granted to Mr. Wong, the Company’s Chief Financial Officer, under the Company’s stock option plans. Mr. Wong’s options are exercisable at an exercise price of $2.14 per share, with a term expiring on March 7, 2022.

PROPOSAL 2

TO APPROVE AMENDMENTS OF THE COMPANY’S 2003 STOCK OPTION PLAN TO INCREASE BY 900,000 SHARES, TO A TOTAL OF 3,500,000 SHARES, THE NUMBER OF COMMON SHARES OF THE COMPANY THAT CAN BE OPTIONED AND SOLD UNDER THE 2003 STOCK OPTION PLAN.

The 2003 Stock Option Plan

The 2003 Stock Option Plan was originally adopted by the Company’s Board of Directors on August 20, 2003 and approved by shareholders at the Company’s annual shareholders meeting held on September 30, 2003. As originally adopted and approved, 900,000 shares (giving effect to the Company’s three-for-two stock split of March 2005) could be optioned and sold under the 2003 Stock Option Plan.

On August 1, 2005, the Company’s Board of Directors, approved amendments to the 2003 Stock Option Plan to increase by 500,000 shares the number of shares that can be optioned and sold under the 2003 Stock Option Plan, bringing to a total of 1,400,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan. These amendments were approved by shareholders at our 2005 annual meeting held on September 19, 2005.

On August 17, 2007, the Company’s Board of Directors approved amendments to the 2003 Stock Option Plan to increase by 400,000 shares the number of shares that can be optioned and sold under the 2003 Stock Option Plan, bringing to a total of 1,800,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan. These amendments were approved by shareholders at our 2007 annual meeting held on October 9, 2007.

On August 13, 2010, the Company’s Board of Directors approved amendments to the 2003 Stock Option Plan to increase by 800,000 shares the number of shares that can be optioned and sold under the 2003 Stock Option Plan, bringing to a total of 2,600,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan. These amendments were approved by shareholders at our 2010 annual meeting held on September 16, 2010.

On August 7, 2013, the Company’s Board of Directors, subject to shareholder approval, approved amendments to the 2003 Stock Option Plan to increase by 900,000 shares the number of shares that can be optioned and sold under the 2003 Stock Option Plan, bringing to a total of 3,500,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan. The approval of these amendments of the 2003 Stock Option Plan is subject to the approval of shareholders, which the Company is seeking at the 2013 annual meeting of Shareholders. Except for amendments to add 900,000 shares to the number of shares that can be optioned and sold under the 2003 Stock Option Plan, thereby increasing to 3,500,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan, no other changes are being made to the 2003 Stock Option Plan.

The Board of Directors believes that the selective use of stock options is an effective means of attracting, motivating and retaining employees and that the availability of an additional number of shares to be covered by the 2003 Stock Option Plan is essential to the success of the Company. At the Record Date,

•	options to purchase an aggregate of 5,269,000 shares had been granted under all of Deswell’s option plans,
•	there were options to purchase an aggregate of 1,075,500 common shares outstanding, and
•	there were options to purchase 17,500 shares available for future grant under Deswell’s 2003 Stock Option Plan.

The Board of Directors recommends that the shareholders approve the amendments of the Company’s 2003 Stock Option Plan to increase by 900,000 shares, to a total of 3,500,000 shares, the number of common shares that can be optioned and sold under the 2003 Stock Option Plan. The affirmative vote of a majority of all shares of the Company present at the annual meeting in person or by proxy is required to approve the amendments of the Company’s 2003 Stock Option Plan.

Predecessor Stock Option Plan

In 1995, the Company adopted its only other stock option plan, the 1995 Stock Option Plan, which, as amended through its last amendment on September 29, 1997, permitted the Company to grant options to purchase up to 1,561,500 shares the number of common shares. All options that were available under the 1995 Stock Option Plan have been granted and no options remain available for grant under the Company’s 1995 Stock Option Plan.

Summary of 2003 Stock Option Plan

The summary of the provisions of the 2003 Stock Option Plan, as amended, which follows, is not intended to be complete. A copy of the 2003 Stock Option Plan, as amended, is attached to this Proxy Statement as Annex A.

The purpose of the 2003 Stock Option Plan is to induce key employees to remain in the employ of the Company or of any subsidiary of the Company, and to encourage such employees to secure or increase on reasonable terms their stock ownership in the Company. The Board of Directors of the Company believes the 2003 Stock Option Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and fostering its growth and success

The 2003 Stock Option Plan is administered by the Company’s Board of Directors (the “Board”). Subject to the express provisions of the 2003 Stock Option Plan, the Board has complete authority, in its discretion, to determine those key employees (hereinafter referred to as “participants”) to whom, and the price at which options shall be granted, the option periods and the number of shares to be subject to each option. The Board also has the authority in its discretion to prescribe the time or times at which the options may be exercised and limitations upon the exercise of options (including limitations effective upon the death or termination of employment of the participant), and the restrictions, if any, to be imposed upon the transferability of shares acquired upon exercise of options. In making such determinations, the Board may take into account the nature of the services rendered by respective employees, their present and potential contributions to the success of the Company or its subsidiaries and such other factors as the Board in its discretion shall deem relevant.

Subject to the express provisions of the 2003 Stock Option Plan, the Board also has complete authority to interpret the 2003 Stock Option Plan, to prescribe, amend and rescind rules and regulations relating to the 2003 Stock Option Plan, to determine the terms and provisions of the respective option agreements (which need not be identical), to determine whether the shares delivered upon exercise of stock options will be treasury shares or will be authorized but previously unissued shares, and to make all other determinations necessary or advisable for the administration of the 2003 Stock Option Plan.

An option may be granted under the 2003 Stock Option Plan only to an officer or other key employee or a director of the Company and of its present and future subsidiary corporations. The granting of an option to any employee shall not confer upon the employee any right to continue in the employ of the Company or of any such subsidiary and shall not interfere in any way with the right of the Company or of any such subsidiary to terminate the employment of the employee at any time.

The option price is determined by the Board at the time the option is granted, but may not be less than the fair market value of the common shares as shall reasonably be determined by the Board as of the date the option is granted.

An option is considered granted on the date the Board acts to grant the option.

The Board of Directors, without approval of the shareholders, may terminate the 2003 Stock Option Plan at any time, but no termination shall, without the participant’s consent, alter or impair any of the rights under any option theretofore granted to him or her under the 2003 Stock Option Plan.

The term of each option granted under the 2003 Stock Option Plan will be for such option period not exceeding ten (10) years as the Board shall determine.

Options under the 2003 Stock Option Plan are not transferable otherwise than by will or the laws of descent or distribution, and may be exercised during the lifetime of a participant only by such participant.

Options granted pursuant to the 2003 Stock Option Plan are to be evidenced by stock option agreements in such form as the Board shall adopt from time to time.

In the event that a dividend is declared upon the common shares of the Company payable in common shares of the Company, the number of common shares then subject to any such option and the number of shares reserved for issuance pursuant to the 2003 Stock Option Plan but not yet covered by an option, shall be adjusted by adding to each such share the number of shares which would be distributable thereon if such share had been outstanding on the date fixed for determining the shareholders entitled to receive such stock dividend. In the event that the outstanding common shares of the Company shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, then there shall be substituted for each common share reserved for issuance upon exercise of options pursuant to the 2003 Stock Option Plan, the number and kind of shares of stock or other securities into which each outstanding common share shall be so changed or for which each such share shall be exchanged. In the event there shall be any change, other than as specified above in the number or kind of outstanding common shares of the Company or of any stock or other securities into which such common shares shall have been changed or for which it shall have been exchanged, then if the Board shall in its sole discretion determine that such change equitably requires an adjustment in the number or kind of shares theretofore reserved for issuance pursuant to the 2003 Stock Option Plan, but not yet covered by an option and of the shares then subject to an option or options, such adjustment shall be made by the Board and shall be effective and binding for all purposes of the 2003 Stock Option Plan and of each stock option agreement. The option price in each stock option agreement for each share of stock or other securities substituted or adjusted shall be determined by dividing the option price in such agreement for each share prior to such substitution or adjustment by the number of shares or the fraction of a share substituted for such share or to which such share shall have been adjusted. No adjustment or substitution shall require the Company in any stock option agreement to sell a fractional share, and the total substitution or adjustment with respect to each stock option agreement shall be limited accordingly.

The Board of Directors, without approval of the shareholders, may amend from time to time the 2003 Stock Option Plan in such respects as the Board may deem advisable. No amendment shall, without the participant’s consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the 2003 Stock Option Plan.

PROPOSAL NO. 3

RATIFY SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Board of Directors has selected BDO China Shu Lun Pan Certified Public Accountants LLP, which is sometimes referred to in this proxy statement as “BDO China,” as independent registered public accountants of the Company for the year ending March 31, 2014 and further directed that the Company submit the selection of its independent registered public accountants for ratification by shareholders at the Company’s annual meeting.

BDO China acted as Deswell’s principal accountants for the audit of its financial statements at, and for the years ended, March 31, 2012 and 2013.

The following table presents the aggregate fees for professional services and other services rendered to Deswell by BDO China for the years ended March 31, 2012 and March 31, 2013.

	Year ended March 31,
	2012	2013
	(In thousands)
Audit fees (1)	$193	$193
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
	$193	$193

__________

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.
(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.
(3)	There were no tax fees billed by the principal accountants during the last two fiscal years for advice services.
(4)	There were no other fees billed by the principal accountants during the last two fiscal years for products and services provided.

The Board of Directors recommends that the shareholders ratify the selection of BDO China Shu Lun Pan Certified Public Accountants LLP as independent registered public accountants of the Company for the fiscal year ending March 31, 2014. The affirmative vote of a majority of the shares of the Company present at the annual meeting in person or by proxy is required to ratify the selection of BDO China as independent registered public accountants of the Company for the year ending March 31, 2014.

If the appointment of BDO China is not ratified, the Board of Directors will evaluate the basis for the shareholders’ vote when determining whether to continue the firm’s engagement, but may ultimately determine to continue the engagement or engage another audit firm without re-submitting the matter to shareholders. Even if the appointment is ratified, the Board of Directors, in its discretion, may act to engage a different independent auditing firm at any time during the year if the Board of Directors determines that such a change would be in the Company’s and its shareholders’ best interests.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee’s policy is to pre-approve all audit and permissible non-audit related services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services. Management will periodically report to the Audit Committee regarding the extent of services provided and the fees for the services performed by the independent auditors in accordance with this pre-approval policy. The Audit Committee may also pre-approve particular services on a case-by-case basis.

OTHER BUSINESS

The Board of Directors knows of no other business to be acted upon at the annual meeting. However, if any other matter shall properly come before the annual meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgment.

By order of the Board of Directors

Chin Pang Li
Secretary

Dated August 12, 2013

Macao, SAR, PRC

ANNEX A

2003 STOCK OPTION PLAN

OF

DESWELL INDUSTRIES, INC.

(As adopted August 20, 2003 and amended August 1, 2005,

August 17, 2007, August 13, 2010 and August 7, 2013)

1. Purpose. The purpose of the Deswell Industries, Inc. 2003 stock option plan (the “Plan”) is to induce key employees and directors to remain in the employ or serve on the Board of Directors of Deswell Industries, Inc., a British Virgin Island international business company (hereinafter referred to as the “Company”) or of any subsidiary of the Company, and to encourage such employees and directors to secure or increase on reasonable terms their stock ownership in the Company. The Board of Directors of the Company believes the Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and securing its continued growth and financial success.

2. Effective Date of the Plan. The Plan shall become effective on August 20, 2003, the date the Plan was originally adopted by the Board of Directors.

3. Stock Subject to Plan. The maximum number of Common Shares which may be issued pursuant to the exercise of options granted under the Plan is three million five hundred thousand (3,500,000) subject to the adjustments provided in paragraph 13 below. Three million five hundred thousand (3,500,000) of the authorized but unissued Common Shares of the Company shall be reserved for issue upon exercise of options granted under the Plan (less any shares heretofore issued upon exercise of options heretofore granted under the Plan), subject to the adjustments provided in paragraph 13 below; provided, however, that the number of such authorized but unissued shares so reserved shall from time to time be reduced to the extent that a corresponding amount of issued and outstanding shares have been purchased by the Company and set aside for issue upon the exercise of options granted under the Plan. If any options shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for further grants under the Plan.

4. Administration. The Plan shall be administered by the Board of Directors of the Company (the “Board”) or a committee of the Company’s Board of Directors (the “Committee”) consisting of not less than two members of the Board. Subject to the express provisions of the Plan, the Board or the Committee, if so appointed, shall have complete authority, in its discretion, to determine those key employees and directors (hereinafter referred to as “participants”) to whom, and the price at which options shall be granted, the option periods and the number of shares to be subject to each option. The Board or the Committee, if so appointed, shall also have the authority in its discretion to prescribe the time or times at which the options may be exercised and limitations upon the exercise of options (including limitations effective upon the death or termination of employment of the participant), and the restrictions, if any, to be imposed upon the transferability of shares acquired upon exercise of options. In making such determinations, the Board or the Committee, if so appointed, may take into account the nature of the services rendered by respective employees, their present and potential contributions to the success of the Company or its subsidiaries and such other factors as the Board or the Committee, if so appointed, in its discretion shall deem relevant. Subject to the express provisions of the Plan, the Board or the Committee, if so appointed, shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, to determine the terms and provisions of the respective option agreements (which need not be identical), to determine whether the shares delivered upon

Annex A-1

exercise of stock options will be treasury shares or will be authorized but previously unissued shares, and to make all other determinations necessary or advisable for the administration of the Plan.

5. Eligibility. An option may be granted under the Plan only to officers or other key employees or directors of the Company and of its present and future subsidiary corporations. The granting of an option to any employee shall not confer upon the employee any right to continue in the employ of the Company or of any such subsidiary and shall not interfere in any way with the right of the Company or of any such subsidiary to terminate the employment of the employee at any time.

6. Option Price. The option price will be determined by the Board or the Committee, if so appointed, at the time the option is granted but may not be less than the fair market value of the Common Shares as shall reasonably be determined by the Board or the Committee, if so appointed, as of the date the option is granted.

7. Date of Option Grant. An option shall be considered granted on the date the Board or the Committee, if so appointed, acts to grant the option, or such date thereafter as the Board or the Committee, if so appointed, shall specify.

8. Term of Plan. The Board of Directors, without approval of the shareholders may terminate the Plan at any time, but no termination shall, without the participant’s consent, alter or impair any of the rights under any option theretofore granted to him or her under the Plan.

9. Term of Options. The term of each option granted under the Plan will be for such period (hereinafter referred to as the “option period”) not exceeding ten (10) years as the Board or the Committee, if so appointed, shall determine. Each option shall be subject to earlier termination as described under “Exercise of Options” under Paragraph 10.

10. Exercise of Options. Each option granted under the Plan will be exercisable on such date or dates and during such period and for such number of shares as shall be determined pursuant to the provisions of the option agreement evidencing such option. Subject to the express provisions of the Plan, the Board or the Committee, if so appointed, shall have complete authority, in its discretion, to determine the extent, if any, and the conditions under which, an option may be exercised in the event of the death of the participant or in the event the participant leaves the employ or as a director of the Company or has his or her employment terminated by the Company. An option may be exercised, by (a) written notice of intent to exercise the option with respect to a specified number of shares of stock, and (b) payment to the Company of the amount of the option purchase price for the number of shares of stock with respect to which the option is then exercised.

11. Nontransferability. Options under the Plan are not transferable otherwise than by will or the laws of descent or distribution, and may be exercised during the lifetime of a participant only by such participant.

12. Agreements. Options granted pursuant to the Plan shall be evidenced by stock option agreements in such form as the Board or the Committee, if so appointed, shall from time to time adopt.

13. Adjustment of Number of Shares. In the event that a dividend shall be declared upon the Common Shares of the Company payable in Common Shares of the Company, the number of Common Shares then subject to any such option and the number of shares reserved for issuance pursuant to the Plan but not yet covered by an option, shall be adjusted by adding to each such share the number of shares which would be distributable thereon if such share had been outstanding on the date fixed for determining the shareholders entitled to receive such stock dividend. In the event that the outstanding Common Shares of the Company shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or

Annex A-2

of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, then there shall be substituted for each common share reserved for issuance pursuant to the Plan or option, the number and kind of shares of stock or other securities into which each outstanding common share shall be so changed or for which each such share shall be exchanged. In the event there shall be any change, other than as specified above in this paragraph in the number or kind of outstanding Common Shares of the Company or of any stock or other securities into which such Common Shares shall have been changed or for which it shall have been exchanged, then if the Board or the Committee, if so appointed, shall in its sole discretion determine that such change equitably requires an adjustment in the number or kind of shares theretofore reserved for issuance pursuant to the Plan, but not yet covered by an option and of shares then subject to an option or options, such adjustment shall be made by the Board or the Committee, if so appointed, and shall be effective and binding for all purposes of the Plan and of each stock option agreement. The option price in each stock option agreement for each share of stock or other securities substituted or adjusted as provided for in this paragraph shall be determined by multiplying the option price then in effect by the fraction, the numerator of which shall be the number of shares issuable upon exercise of the options prior to such substitution or adjustment, and the denominator of which shall be the number of shares or the fraction of a share substituted for such shares or to which such shares shall have been adjusted. No adjustment or substitution provided for in this paragraph shall require the Company in any stock option agreement to sell a fractional share, and the total substitution or adjustment with respect to each stock option agreement shall be limited accordingly.

14. Amendments. The Board of Directors, without approval of the shareholders, may from time to time amend the Plan in such respects as the Board may deem advisable. No amendment shall, without the participant’s consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the Plan.

In witness whereof, the Board of Directors of the Company has adopted and amended this Plan as of the dates and years above indicated.

DESWELL INDUSTRIES, INC.

By:
Franki Tse, Chief Executive Officer

Annex A-3

Deswell Industries, Inc.

IMPORTANT ANNUAL MEETING INFORMATION

000004

ENDORSEMENT_LINE______________ SACKPACK_____________

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

Admission Ticket

C123456789

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Eastern Time, on September 11, 2013.

Vote by Internet

- Go to **www.investorvote.com/DSWL**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board recommends a vote FOR all nominees, FOR Proposal 2 and FOR Proposal 3.

1. Election of Five Directors as follows:

Nominee	For	Withhold
01 - Richard Pui Hon Lau	☐	☐
02 - Chin Pang Li	☐	☐
03 - Hung-Hum Leung	☐	☐
04 - Allen Yau-Nam Cham	☐	☐
05 - Wing-Ki Hui	☐	☐

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

C 1234567890 J N T
5 2 D V 1 6 9 2 5 9 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

01OY4B

Deswell Industries, Inc. Proxy Card for Registered Holders Page 1

2013 Annual Meeting Admission Ticket

2013 Annual Meeting of
Shareholders of Deswell Industries, Inc.
Wednesday, September 11, 2013, 10:00 A. M. Local Time
Hotel Intercontinental Barclay, Beekman II Room
111 East 48th Street
New York, NY 10017, USA
Upon arrival, please present this admission ticket and
photo identification at the registration desk.

For a location map and directions to the Hotel Intercontinental Barclay from JFK International Airport, La Guardia Airport and Newark International Airport, please view the hotel's website at http://www.intercontinentalnybarclay.com/midtown-manhattan-hotel.aspx.

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of shareholders. The material name(s), is/are available at: www.edocumentview.com/DSWL

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Deswell Industries, Inc.

Notice of 2013 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting

To be held on Wednesday, September 11, 2013, 10:00 A. M. Local Time, at the Hotel Intercontinental Barclay, Beekman II Room, 111 East 48th Street, New York, NY 10017, USA

Richard Pui Hon Lau, Franki Shing Fung Tse and Herman Chi Wah Wong, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Deswell Industries, Inc. to be held on September 11, 2013 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR all nominees, FOR Proposal 2 and FOR Proposal 3.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

Deswell Industries, Inc. Proxy Card for Registered Holders Page 2

Deswell Industries, Inc.

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board recommends a vote FOR all nominees, FOR Proposal 2 and FOR Proposal 3.

1. Election of Five Directors as follows:

Nominee	For	Withhold
01 - Richard Pui Hon Lau	☐	☐
02 - Chin Pang Li	☐	☐
03 - Hung-Hum Leung	☐	☐
04 - Allen Yau-Nam Cham	☐	☐
05 - Wing-Ki Hui	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X 1 6 9 2 5 9 2

01OY5B

Deswell Industries, Inc. Proxy Card for Brokers Page 1

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of shareholders.
The material name(s), is/are available at:
www.edocumentview.com/DSWL

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Deswell Industries, Inc.

Notice of 2013 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting
To be held on Wednesday, September 11, 2013, 10:00 A. M. Local Time,
at the Hotel Intercontinental Barclay, Beekman II Room,
111 East 48th Street, New York, NY 10017, USA

Richard Pui Hon Lau, Franki Shing Fung Tse and Herman Chi Wah Wong, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Deswell Industries, Inc. to be held on September 11, 2013 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR all nominees, FOR PROPOSAL 2 and FOR Proposal 3.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

Deswell Industries, Inc. Proxy Card for Brokers Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESWELL INDUSTRIES, INC.

Date: August 12, 2013	By:	/s/ Herman Wong
Name: Herman Wong
Title: Chief Financial Officer